UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                                   Schering AG
--------------------------------------------------------------------------------
                                (Name of issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    806585204
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                 April 24, 2001
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               [X] Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)



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---------------------------------             ----------------------------------
CUSIP No. 806585204                 13G             Page 2 of 6 Pages
---------------------------------             ----------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                       (b) [_]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF                    5      SOLE VOTING POWER
SHARES                              7,357,563
BENEFICIALLY                 ------ --------------------------------------------
OWNED BY                            SHARED VOTING POWER
EACH                         6      11,737,785
REPORTING                    ------ --------------------------------------------
PERSON WITH                         SOLE DISPOSITIVE POWER
                             7      7,357,563
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      13,706,438
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,064,001
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    [_]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         10.6%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Schering AG (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is Mullerstrasse 170-178, 13342 Berlin, Germany.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is ordinary shares, which also includes securities held in the form of American Depository Receipts (the "Ordinary Shares").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Ordinary Shares is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [_] Broker or dealer  registered  under  section 15 of the
                          Act;

                  (b) [_] Bank as defined in section 3(a)(6) of the Act;

                  (c) [_] Insurance  Company  as defined in section  3(a)(19) of the Act;

                  (d) [_] Investment  Company  registered under section 8 of the
                          Investment Company Act of 1940;

                  (e) [_] An investment  adviser in  accordance  with Rule 13d-1
                          (b)(1)(ii)(E);

                  (f) [_] An  employee  benefit  plan,  or   endowment  fund  in
                          accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g) [_] A   parent  holding  company   or  control  person  in
                          accordance with Rule 13d-1 (b)(1)(ii)(G);

                  (h) [_] A savings  association  as defined in section  3(b) of the Federal Deposit Insurance Act;

                  (i) [_] A church plan that is excluded from the  definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)  [_] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                 If this statement is filed pursuant to Rule 13d-1 (c), check this box. [X]

Item 4.          Ownership.

                 (a) Amount beneficially owned:

                        The  Reporting  Person  owns the amount of the  Ordinary
                 Shares as set forth on the cover page.

                 (b) Percent of class:

                        The Reporting Person owns the percentage of the Ordinary
                 Shares as set forth on the cover page.

                 (c) Number of shares as to which such person has:

                       (i) sole power to vote or to direct the vote:

                                    The Reporting Person has the sole power to
                           vote or direct the vote of the Ordinary Shares as set forth on the cover page.

                      (ii) shared power to vote or to direct the vote:

                                    The Reporting Person has the shared power to
                           vote or direct the vote of the Ordinary Shares as set forth on the cover page.

                     (iii) sole power to dispose  or to  direct  the disposition of:

                                    The  Reporting  Person has the sole power to
                           dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

                     (iv) shared power to dispose or to direct the disposition of:

                                    The Reporting Person has the shared power to
                           dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Other than the Ordinary Shares over which the Reporting Person exercises sole voting or disposition power and the Ordinary Shares borrowed from non-affiliated third parties, investment management clients of the Reporting Person or its subsidiaries have the ultimate right to any dividends from the Ordinary Shares and the proceeds from the sale of the Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

The following are subsidiaries of the Reporting Person which acquired the Ordinary Shares included in the figures on the cover page: Deutsche Bank Luxembourg S.A.; DWS Investment GmbH; Deutsche Vermoegensbildungsgesellschaft mbh; Deutsche Asset Management Schweiz S.A.; DWS (Austria) Investmentgesellschaft mbh; DWS Investment Management S.A. Luxemburg; Deutsche Asset Management Investmentgesellschaft mbH; Deutsche Asset Management International GmbH; Deutsche Asset Management Limited; Deutsche Asset Management (International) Limited; Deutsche Asset Management Investment Services Limited; Deutsche Investment Trust Managers Ltd.; Nissay Deutsche Asset Management Europe Limited; DB Gestion Sociedad Gestora de Instituciones de Inversion Colectiva, Sociedad Anonima; Deutsche Funds Management Limited; Deutscher Herold Lebensversicherungs-AG der Deutschen Bank; Deutsche Herold Allgemeine Versicherungs-AG der Deutschen Bank; Finanza & Futuro S.p.A., Milano; DB (Suisse) S.A., Geneva; Deutsche Funds Management Limited; Deutsche Bank Luebeck Aktiengesellschaft vormals Handelsbank; Deutsche Bank Saar Aktiengesellschaft; Deutsche Bank Trust Aktiengesellschaft Private Banking; and Morgan Grenfell & Co. Ltd.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 2001



                                    DEUTSCHE BANK AG



                                    By: /s/ Jeffrey A. Ruiz
                                       -----------------------------------------
                                        Name:      Jeffrey Ruiz
                                        Title:     Vice President



                                    By: /s/ Margaret Adams
                                        ----------------------------------------
                                        Name:      Margaret Adams
                                        Title:     Director